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                 March 6, 2024

       Yftah Ben Yaackov
       Chief Executive Officer
       BYND Cannasoft Enterprises Inc.
       7000 Akko Road
       Kiryat Motzkin
       Israel

                                                        Re: BYND Cannasoft
Enterprises Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 28,
2024
                                                            File No. 333-277464

       Dear Yftah Ben Yaackov:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Austin Pattan at 202-551-6756 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Louis A. Brilleman